Decent Holding Inc.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

January 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Purcell
Kevin Dougherty
Joanna Lam
Raj Rajan

Re:	Decent Holding Inc.
Registration Statement on Form F-1, as amended (File No. 333-282509)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Decent Holding Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on January 21, 2025, or as soon thereafter as practicable.

Very truly yours,

Decent Holding Inc.

By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer